SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                       SEC File Number 000-26206
                                                       CUSIP Number 656031-10-1

(Check One) / / Form 10-K  / / Form 20-F  / / Form 11-K
           /X/  Form 10-Q / / Form N-SAR

    For Period Ended:   March 31, 2002

PART I - REGISTRANT INFORMATION

ORTHOMETRIX, INC.
(Full Name of Registrant)

Norland Medical Systems, Inc.
(Former Name if Applicable)

106 Corporate Park Drive, Suite 106
(Address of Principal Executive Offices)

White Plains, New York 10604
(City, State and Zip Code)

PART II - RULES    12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. Check box if appropriate.

/x/      (a)      The reasons described in reasonable detail in Part III
                  of this form could not be eliminated without unreasonable effort or expense;

/x/      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the time prescribed time period.

         The Company requires more time to complete its financial report and have such report reviewed and approved by its auditors.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Reynald G. Bonmati        (914)          694-2285
         (Name)                    (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If answer is not, identify report(s).
                                              Yes   X      No
                                                 -------      -------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the subject report or portion thereof?

                                              Yes   X      No
                                                 -------      -------

         ORTHOMETRIX, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2002          By  /s/ REYNALD G. BONMATI
                                ---------------------------------
                                Reynald G. Bonmati
                                President